Exhibit 99.2

Suite 3400 — 666 Burrard St.
Vancouver, BC, V6C 2X8
Tel: (604) 696-3000
Fax: (604) 696-3001

PEÑASQUITO PROJECT — DETAILED DEVELOPMENT SUMMARY
Construction Progress on-Schedule
The first phase of the sulphide process plant (Line 1) remains on track for commissioning during mid 2009 and concentrate production in the fourth quarter.
Pre-stripping and oxide ore mining from the pit continue to ramp up as scheduled. The fourth and final electric shovel is scheduled to be commissioned and in production in December. Three additional 300-tonne haul trucks will be added to the fleet in December bringing the total fleet to 38 trucks.
Installation of the primary crusher is now essentially complete. The reclaim stockpile area is 80% complete with the Hilfiker wall installed and most of the feeders in place.
In the grinding area, the 38-ft SAG mill and the two 24-ft ball mills for Line 1 have been installed and the motors are currently being assembled. In the flotation and regrind area, fifteen of the lead flotation cells have been installed and the eighteen zinc flotation cells are in the process of being assembled. Construction at the concentrate thickening and filtration area is 43% complete.
The tailings disposal area is 49% complete and the internal reservoir has been completed and is being filled with water. Installation of liner on the starter berms continues along with piping linking the pond to the mill.
Mining of the oxide deposit, which is ancillary to the primary sulphide ore deposit, commenced earlier this year and the oxide gold plant, which began operation in the second quarter, is running at full capacity. The production and placement of over-liner on the leach pad has been completed. The entire leach pad liner area amounts to 100 hectares. At the end of November, 7.4 million tonnes of oxide ore had been placed on the pad with 16.4 hectares under leach. Based on ongoing column tests, the leach kinetics are slower than earlier tests indicated, but ultimate recoveries of 50% for gold and 28% for silver are expected from the oxide, as production from the run-of-mine leaching activities continues to ramp up.

Project Capital Update
At 31 October 2008, of the total feasibility estimate of $1.494 billion, project expenditures and commitments are $1.330 billion, of which $1.036 billion is spent and $294 million is committed. Included in the commitments is $88 million relating to sustaining capital. A review of the feasibility estimate, to incorporate minor scope changes, foreign exchange impacts and escalation (not previously included), indicates a less than 10% change to the estimate. The project is expected to reach mechanical completion by mid-year 2009, at which time the ramp-up of production will commence. It is anticipated that shipments of metals concentrates will commence in the fourth quarter of 2009 and that commercial production will be achieved by January 1, 2010. The expected owner’s costs and commissioning costs less revenues from metals sales prior to commercial production is expected to amount to approximately $200 million.
Metallurgical Testing Provides Positive Results
Conservative values for metals recovery rates and concentrate grades were assumed in the Peñasquito project feasibility study. Ongoing test work however indicates that metals recoveries and concentrate grades will be better than predicted in the feasibility report.
1.
Initial feasibility work considered that any gold-bearing rock with low lead grades was uneconomic, regardless of the contained precious metals. Ongoing metallurgical testing has demonstrated flotation success for precious metals recoveries in this “low-lead” material. Gold recoveries for this low-lead material are projected to be approximately 50% for breccias/intrusives and about 30% for caracol sediments.

2.
Additional testing also indicates improved recoveries in the Peñasco deposit sediments. Expected gold recoveries have increased from 20% to 53% and lead recoveries from 63% to 72%. Expected silver recovery is slightly reduced in the Peñasco sediments from 58% to 53%.

Two metals concentrates will be produced at Peñasquito. Both the lead and zinc concentrates will be low in iron content and are anticipated to be of sufficient quality to be in high demand from a variety of smelters in the Americas, Europe and Asia. Ongoing tests and pilot plant work indicate that the grade of the concentrates will be higher than assumed in the December, 2007 feasibility update.

Nearly all of the payable gold and silver will be contained in the lead concentrate. Contained lead is anticipated to be approximately 55%, compared to 51% in the December, 2007 feasibility update. Given current metals prices, shipping prices and smelter terms, the NSR value of the anticipated Peñasquito lead concentrates is higher today than projected in the December, 2007 feasibility study.
The zinc concentrate is expected to contain approximately 57% zinc metal, compared to 50% in the December, 2007 feasibility update. The zinc concentrate contains only a small percentage of the payable precious metals. Recent financial market conditions have caused zinc mine closures and some smelter cutbacks. Commencement of long term zinc production from Peñasquito in late 2009 is expected to be met with high demand for this quality zinc concentrate.
Floating cone pit optimization runs have recently been completed using new metallurgical recovery information, updated metals prices and 2009 operating cost projections. Subject to final pit designs, pit sequencing and completion of metallurgical tests, for year-end reporting the Company expects to confirm an approximate 30% increase in total gold reserves at the Peñasquito project and a 15% to 20% increase in silver, lead and zinc reserves.
Further Optimization Concepts
The primary objectives at the Peñasquito project are to bring the Line 1 mill to mechanical completion by mid 2009, to initiate concentrate production in the fourth quarter 2009 and to achieve commercial production by January 1, 2010. Further enhancements to the economics of the project have been scoped and a variety of studies will be underway in 2009.
In-Pit Crushing & Conveying
At full production, Peñasquito mining rates are projected to exceed 600,000 tonnes per day. A recently completed scoping study has concluded that the purchase of a significant number of haul trucks can be avoided and a more cost-effective method of transporting ore and waste rock may be realized with in-pit crushers and conveyors. This technique has been successfully employed at a variety of large open pit operations. Further feasibility work is planned to fully investigate this option.

Underground Mining Studies
Peñasquito mineralization has been proven to continue beneath the current open pits, and these areas may be mineable by bulk underground methods. Additional zones of higher grade contact mineralization have been discovered, indicating that a separate underground mine may be feasible concurrent with open pit operations. A recently completed scoping study concluded that underground mining of both the bulk targets and high grade zones is economically viable, justifying further resource definition and a more detailed feasibility investigation.
Dedicated Power Plant
At full production the Peñasquito project will be a large user of electric power which is currently planned to be supplied from the national power grid in Mexico. The feasibility of partnering with an independent provider to supply lower cost power to the project from a dedicated facility is currently being investigated.
Future underground mining and crushing/conveying options will depend upon the delivery of low cost power over a long period of time. Each of the above concepts are interrelated and will be further investigated in an integrated feasibility study during 2009.
Concentrate Marketing
Marketing of the Peñasquito lead and zinc concentrates is proceeding as scheduled following in-depth discussions with several of the world’s largest smelters. Peñasquito economics and mine viability are relatively immune from the cyclical nature of base metals prices due to the high precious metals values contained in the ore and the by-product nature of the base metals content. This factor is an added benefit to smelters wishing to enter into contracts with long term, stable metals customers.
During 2008, pilot plant samples of the Peñasquito concentrates were provided to select smelters, and initial term sheets and negotiations for long term supplies were initiated. Shipments of large trial lots are planned for 2009, allowing smelters to establish optimum blends of concentrate supplies. Shipments are planned to escalate late in 2009 and into 2010 as production ramps up and the second flotation line is commissioned.

Metal Price Sensitivities
The feasibility study update completed in December, 2007, indicated a ramp up of Peñasquito production to approximately 500,000 ounces of gold annually at a by-product cash cost of negative $500 per ounce of gold. The metals prices used in the feasibility study update economic analysis were $650 per gold ounce, $12 per silver ounce. $0.90 per pound of zinc and $0.50 per pound of lead. Despite today’s lower by-product metals prices, Peñasquito continues to indicate a negative by-product cash cost over the life-of-mine and is expected to remain a strong, viable project providing superior shareholder returns.
Over the last 18 months, significant milestones have been reached in the commissioning of the Peñasquito project and significant project risk has been eliminated;
•	The 400 kVA power line to the project has been constructed and is operational

•	The well field has been established and an adequate water supply has been proven

•	The open pit operation is underway and gold production has commenced with low grade oxide leaching

•	Ongoing metallurgical investigations continue to indicate that recovery and concentrate quality assumptions in the feasibility study have been conservative

•	Continued reserves growth is anticipated

•	More than 75% of the capital cost for mechanical completion has been spent or committed as of October 31, 2008
Peñasquito is a 100% owned development project that will be Mexico’s largest open pit mine. The project consists of two open pits — Peñasco and Chile Colorado. The project is on track, with the feasibility study envisaging a heap leach operation (which started in 2008), followed by a 50,000 tonne per day milling operation in 2009, ramping up to 130,000 tonnes per day in 2010. Annual production over the life of mine (estimated at 19 years) is expected to ramp up to approximately 500,000 ounces of gold, 30 million ounces of silver and over 400 million pounds of zinc. The June 2007 reserves amounted to 13.05 million ounces of proven and probable gold reserves, 4.73 million ounces of measured and indicated gold resources and 9.02 million ounces of inferred gold resources. In addition, Peñasquito contains 863.9 million ounces of proven and probable silver reserves, 413.3 million ounces of measured and indicated silver resources and 509.9 million ounces of inferred silver resources. Significant quantities of zinc and lead will also add to the revenue base.
Goldcorp is the lowest-cost and fastest growing multi-million ounce senior gold producer with operations throughout the Americas. Its gold production remains 100% unhedged.

Cautionary Note Regarding Forward-Looking Statements
Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, silver, copper, zinc and lead, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Goldcorp to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, zinc and lead as well as those factors discussed in the section entitled “General Development of the Business — Risks of the Business” in Goldcorp’s Form 40-F on file with the Securities and Exchange Commission in Washington, D.C. and Goldcorp’s Annual Information Form on file with the securities regulatory authorities in Canada. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.